[AXA LOGO]
                                                                    SUN JIN MOON
                                                      Vice President and Counsel
                                                                  (212) 314-2120
                                                             Fax: (212) 314-3953


                                                     December 4, 2009

VIA EDGAR
----------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                  Re:      AXA Equitable Life Insurance Company
                           Variable Indexed Option
                           Initial Registration Statement filed on Form S-3 File No. 333-161963

Dear Mr. Oh:

       On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth each specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the above-referenced filing. The page reference numbers in the response refer to the attachment to this letter.

       Please note that the product's marketing name is the Market Stabilizer Option ("MSO") and we will refer to the MSO in our answers.

1.    GENERAL

       a. The registrant states in its cover letter that the securities being registered qualify for registration on Form S-3 as "non-convertible" securities. A careful reading of the prospectus indicates that adverse market conditions can result in a diminution of the principal owed to the investor by the registrant. Please explain the basis, including precedent, for your belief that the securities qualify as non-convertible securities within the meaning of General Instruction 1.B.2. of Form S-3.

       Such explanation should also address the "**" footnote on the signature page.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 2 of 27


RESPONSE 1a.
------------
       For reasons discussed below, the fact that adverse market conditions can cause a policyholder to lose money by allocating a premium payment or other amounts of account value to the MSO does not preclude reliance on General Instruction I.B.2. to Form S-3.

       Administrative History of General Instruction I.B.2.

       This General Instruction dates from Form S-3's initial adoption in SEC Rel. No. 33-6383 (March 3, 1982). As initially adopted, the instruction referred to "non-convertible debt and preferred securities" that have been assigned an investment grade rating. Even as to "non-convertible debt and preferred securities," of course, there would be no guarantee that a purchaser would not lose money. Many such securities are traded in open markets, for example, and their market prices can vary dramatically over time due to a wide variety of factors, such as post-issuance changes in interest rates and changes in perceived credit-worthiness of the issuer.

       In 1992, moreover, the language of General Instruction I.B.2. was further broadened by SEC Rel. 33-6964 (Oct. 22, 1992) ("Release 33-6964"). Specifically, the words "debt" and "preferred" were deleted, which clarified that the ability to rely on the instruction does not depend upon the security's being a form of debt or preferred securities. Release 33-6964 explained this change, as follows:

       This change clarifies that other investment grade financing instruments (such as foreign currency or other cash-settled derivative securities) may be registered under the investment grade standard.

Clearly, foreign currency derivatives, as well as other types of derivatives such as referred to in the above-quoted language, may result in substantial losses to purchasers thereof; and such losses may result from, among other things, changes in the value of a "Reference" (i.e., a reference currency, reference commodity, reference instrument, or reference index upon which the derivative is based). This may be called a "Reference Value Risk."

       We believe that a policyholder's interest in a MSO could fairly be embraced by the term "derivative," as used in the above-quoted language from Release 33-6964, to the extent that the value of the policyholder's interest at a given time is determined by applying a contractually specified formula to the then-current value of a Reference. We do not believe it is necessary, however, that the MSO interests be considered to be "derivatives" in order to rely on General Instruction I.B.2. Rather, the above-quoted language from Release 33-6964 makes clear that "derivatives" are only one of the types of non-convertible investment instruments that (in addition to debt and preferred stock) can rely on this instruction, assuming that they are rated investment grade.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 3 of 27


       Certain Public Policy Considerations

       If Form S-3 were unavailable, interests in MSO would be required to be registered on Form S-1, instead. We do not believe there is any public policy reason that would make Form S-1 the preferable form for this purpose.

       In particular, the fact that policyholders are exposed to a Reference Value Risk by their participation in a MSO does not give rise to any public policy reason for requiring the MSO interests to be registered on Form S-1, rather than Form S-3. That risk is required to be as fully disclosed in a Form S-3 prospectus as in a Form S-1 prospectus. For example, Form S-3 requires the prospectus to include the same risk factors and information about the terms of the MSO as would be required if the MSO interests were being registered on Form S-1. See Items 3 and 9 of Form S-3, which are identical to Items 3 and 9 of Form S-1, to the extent here relevant.

       It is important to note that, under the specific terms of Form S-3, this information about risk factors and the terms of the securities is required to be included in the prospectus, and cannot be incorporated by reference into the prospectus from any other document filed with SEC. Under Form S-1, by contrast, this information could be incorporated by reference into the prospectus from other filings with the SEC, assuming certain conditions are met. See General Instruction VII. to Form S-1. Thus, if anything, Form S-3 generally would require a greater level of disclosure in the prospectus concerning the MSO interests and, in particular, the risks thereof and the terms and conditions thereof.

       Form S-3, of course, requires the registrant's 1934 Act filings to be incorporated by reference into the prospectus. The information required to be contained in those 1934 Act filings, however, has to do with matters such as the registrant's business, financial condition, results of operations, financial statements, officers and directors, management remuneration, properties, etc. Such 1934 Act reports, of course, would not generally contain information bearing upon the Reference Value Risk of the MSO. Rather, as noted above, Form S-3 generally requires that risk, as well as the terms and conditions of the MSO, to be disclosed in the prospectus. Moreover, pursuant to General Instruction VII. to Form S-1, the information that is contained in a registrant's 1934 Act reports generally is permitted to be incorporated by reference into a prospectus filed pursuant to that form; and Form S-1, therefore, does not differ greatly from Form S-3 in that regard.

       In sum, insofar as pertinent to the MSO interests (and particularly the Reference Value Risks thereof), (1) Form S-3 requires no less prospectus disclosure than Form S-1 and (2) if the full extent of Form S-1's permitted incorporation by reference were utilized, a Form S-1 prospectus might contain even less disclosure in this regard than is required in a Form S-3 prospectus.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 4 of 27


       Certain Precedents

       Numerous insurance companies have relied on General Instruction I.B.2.
of Form S-3 to register modified guarantee annuity ("MGA") interests that have incorporated so-called "market value adjustment" features. In many such cases, it has been possible for an investor in an MGA interest to receive back less than the amount of his or her investment, due to the operation of the market value adjustment feature. That is, it has been possible in such cases for the market value adjustment formula to result in a negative adjustment that exceeded the amount of any cumulative earnings on the MGA interest, such that an investor withdrawing from the MGA interest would receive an amount less than the amount originally allocated by the investor to the MGA interest. We respectfully submit that such instances provide good precedents for registration of the MSO interests in reliance on General Instruction I.B.2. of Form S-3.

       Footnote on Signature Page

       The staff's comment also refers to the footnote on the Form S-3 signature page. As stated in the footnote the registrant has a reasonable belief that the MSO interests will be assigned an investment grade rating by a nationally-recognized statistical rating organization prior to the sale of any such interests.


       b. Please revise the "Calculation of Registration Fee" as it is not clear why the values appearing in the table are appropriate and footnotes 1 and 2 to the table do not appear in the table itself.

RESPONSE 1.b.
-------------

       There is some variation in the manner in which registrants complete the Calculation of Registration Fee table in Form S-3 and S-1 registration statements relating to insurance products, inasmuch as the table was not designed with such products in mind. As the staff's comment points out, the registrant inadvertently omitted to include the applicable footnote references in the table. Otherwise, we believe that there is ample precedent for completing the table in the manner filed in this registration statement. Nevertheless, as described below, the registrant by pre-effective amendment will make certain changes to make the table more clear.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 5 of 27


       In this regard, the $1,792,114.70 specified as the "Amount to be registered" was simply the amount that could be registered by paying the minimum $100 filing fee that was specified in the table under "Amount of registration fee" and that was paid with the initial filing of this registration statement. The registrant by pre-effective amendment will increase the dollar amount of securities registered to a substantially greater amount and will enter that greater amount in both the first and third columns of the table and in the second sentence of footnote (1) to the table. The registrant will concomitantly increase the amount of registration fee entered under "Amount of registration fee" (with an appropriate explanatory footnote as to the additional amount of registration fee being paid with the amendment). The first sentence of footnote
(1) to the table will be reworded to read as follows:

       (1) Interests in the Variable Indexed Option of AXA Equitable Life Insurance Company are issued in U.S. dollar amounts, rather than units.

In the second column of the table, "100%" will be replaced by "Not Applicable" and a reference to footnote (1). A reference to footnote (1) will also be inserted in the first column of the table, and footnote (2) will be entirely deleted from the table.

       c. Please explain to the staff whether Phoenix intends to offer additional similar options through separate registration statements or simply adding them to this registration statement.

RESPONSE 1.c.

       This comment inquires about the procedure that the registrant expects to follow in order to add "similar options" in the future.

       As noted in the transmittal letter that accompanied the initial filing of the this Form S-3 registration statement, the registrant initially plans to offer the MSO with the "IL Optimizer" variable life insurance policy, interests under which are currently registered pursuant to a Form N-6 registration statement (File No. 333-10399). If and when the registrant determines to offer the MSO in connection with forms of variable life insurance policies that are registered pursuant to other Form N-6 registration statements, the registrant expects that the same form of MSO rider will be used. That is, the registrant does not expect that it will be necessary to "tailor" the form of the rider for use with different forms of variable life insurance policies.

       The registrant would also expect that the MSO prospectus disclosure that would be used in connection with any additional forms of variable life insurance policies would be identical to, or vary only slightly from, the MSO prospectus disclosure that is used in connection with IL Optimizer.

       Under the circumstances, the registrant generally does not expect to file a new 1933 Act registration statement in order to use the MSO rider in connection with any

Mr. Sonny Oh, Esquire
December 4, 2009
Page 6 of 27


variable life insurance policy in addition to IL Optimizer. In this connection, it may well be that that this Form S-3 registration statement would never include more than a single prospectus. That would be the case, for example, if
(1) no different disclosure in the MSO prospectus is ever required in connection with the offering of the MSO with any additional forms of variable life insurance or (2) if any such different disclosure is required, all of the relevant disclosure, including all such differences, is set forth in a single combined prospectus (and any supplements thereto).

       Moreover, even if a separate version of the MSO prospectus is used, the registrant would not expect to file a new registration statement with respect to that prospectus. In this regard, we would emphasize that the registrant expects that the same form of MSO rider would apply in each case, and any disclosure differences would be minor, as among the different prospectuses. This situation would be quite similar to cases that frequently arise currently where, for example, a single 1933 Act registration statement is permitted to include different versions of the prospectus for a variable product, in order to reflect the distribution of the product through different channels. In effect, each different variable life insurance product could fairly be regarded simply as a different channel for distributing the MSO product.

       Even outside the insurance product context, Form S-3 itself, of course, is commonly used in circumstances where multiple versions of a prospectus are included in the same registration statement (including even different versions that relate to quite different securities). Accordingly, Form S-3 clearly provides ample flexibility to include all MSO prospectus filings within the same Form S-3 registration statement, as discussed above.

2.     FRONT COVER PAGE

       a. The prospectus states on page 1 that the registrant will apply an "Index Linked Rate of Return," but leaves ambiguous whether any other fixed or other rate of interest is applied to the security. This matter is first addressed in the definitions, which defines the Segment Account Value to include the Index Linked Rate of Return as the only means for a return on amounts contributed to the Segment Account. This in turn means an investor in the security is at risk of a loss of principal even if the investor makes no premature withdrawals. Please revise the front cover page to make these matters clear.

RESPONSE 2.a.

       We have made the appropriate revisions and attempted to clarify the disclosure by making consistent references to the Index-Linked Return. We have also made the following changes marked by the underlined text:

The Index-Linked Return could be positive, zero or in certain circumstances

Mr. Sonny Oh, Esquire
December 4, 2009
Page 7 of 27


negative as described below. THEREFORE, THERE IS THE POSSIBILITY OF A NEGATIVE RETURN ON THIS INVESTMENT AT THE END OF YOUR SEGMENT TERM.

       b.   Please include and confirm that all disclosure items required by
            Item 501 of Regulation S-K per Item 1 of Form S-3, in particular note Item 501(b)(5).


RESPONSE 2.B.
-------------

       We have made the appropriate revision by adding the following disclosure to the cover page:

Please refer to page 6 of this Prospectus for a discussion of risk factors.

       c. The sentence preceding and the first sentence following the bullet list of terms on page 1 are awkward. Therefore, please insert "associated with" in lieu of "of" or otherwise clarify each sentence.

RESPONSE 2.c.
-------------

       We have made the appropriate revisions.

            i. Please also briefly mention that a definitional section is provided and where. Moreover, please disclose either here or in the definitional section what terms are defined and how a reader will know when they come across certain terms which ones will be explained in the definitional section.

RESPONSE 2.c.i.
---------------

       We have made the appropriate revision by adding a cross-reference to the definitional section. We believe that the current structure of the Prospectus is more reader-friendly with the definitional section placed in the beginning of the Prospectus instead of notations to certain terms.

            ii. In addition, please address the fact that several terms such as "net policy account value" on page 7, "net cash surrender value" and "cash surrender value" on page 8 are not terms necessarily associated with the VIO.

RESPONSE 2.c.ii.
----------------

       We have made the appropriate revision and added the following reference:

(please refer to your base variable life policy prospectus for a further explanation of these terms).

Mr. Sonny Oh, Esquire
December 4, 2009
Page 8 of 27


            iii. Finally, please confirm that all terms have been used consistently throughout the prospectus, e.g., compare "Segment Term" with first sentence of second paragraph under "Requested Face Amount Increases" on page 9.

RESPONSE 2.c.iii.
-----------------

       We have made the appropriate revisions.

       d. Please reconcile the first and third bullet points on page 1 with the definition of each of these terms on page 4 with respect to whether such values can be positive, negative, or zero.

RESPONSE 2.d.
-------------

       We have made the appropriate revisions. We have clarified the disclosure to indicate that the Index-Linked Return can be positive, zero or negative and made this consistent throughout the Prospectus.

       e. Given the disclosure under "What is the Variable Indexed Account" on page 1, the meaning of and distinction between "Segment" and "Segment Account" is very unclear. For example, compare the third and fourth sentence where the former applies the Index-Linked Rate of Return to the policy account in a Segment Account and the latter applies it to policy account in a Segment. Consequently, please clarify the meaning of these terms as well as "Initial Segment Account" and "Segment Value" if necessary. For example, it is not entirely clear whether "Segment Account" is meant to refer to the value of amounts held in a "Segment." If so, then it may be more helpful to the reader to provide a term more appropriate to such meaning and allow for more straightforward disclosure, e.g., easier to refer to "Segment Account Value" instead of "policy account in a Segment/Segment Account."

RESPONSE 2.e.
-------------

       We have made the appropriate revisions and changed "Segment Account" to "Segment Account value" to clarify the disclosure.


3. Please confirm that the following disclosure has been (or will be) reflected in the applicable variable life policy prospectus prior to the offering of this VIO rider.

       a. Disclosure regarding the applicability of transfer charges to VIO Holding Account (see for example, end of last paragraph on page 1).

Mr. Sonny Oh, Esquire
December 4, 2009
Page 9 of 27


RESPONSE 3.a.
-------------

       So far as any current transfer charge is concerned, the applicable variable life policy prospectus (the "VLI Prospectus") contains disclosure to the effect that the registrant currently does not impose any charge on transfers. This statement is not qualified in any way and thus would include transfers to and from the MSO Holding Account. Accordingly, we can confirm that the VLI Prospectus discloses that transfers into and out of the MSO Holding Account are not currently subject to any transfer charge.

       However, although the VLI Prospectus also discloses that the registrant generally reserves the right in the future to deduct up to a maximum charge of $25 per transfer, the VLI Prospectus does not disclose the additional fact that no such future charge will apply to transfers into or out of the MSO Holding Account. The MSO prospectus does disclose this additional fact, though, and we respectfully submit that it is not necessary or desirable for the VLI Prospectus to duplicate this disclosure.

       It is important to bear in mind that, for an investor (or prospective investor) in the MSO, almost all of the terms and conditions of the MSO can be viewed as, in effect, modifying the disclosure contained in the VLI Prospectus. The use of a separate MSO prospectus, of course, reflects a general decision to use a separate disclosure document to communicate how the MSO modifies the disclosures in the VLI Prospectus, rather than to include all of those modifications within the text of the VLI Prospectus itself. The registrant decided to use a separate MSO prospectus because, among other things, MSO is so different from the other available variable life investment options, and requires such extensive and complex explanation, that investor understanding would best be served by gathering the relevant disclosure pertaining to the MSO in a single, separately identifiable document. This general disclosure approach would be violated by a decision to repeat in the VLI Prospectus the fact that, unlike other transfers, transfers to and from the MSO Holding Account could never in the future be subject to any charge. Such disclosure would be relevant only to the MSO and clearly would be of minor significance, relative to much other information in the MSO prospectus that would not be repeated in the VLI Prospectus.

       We respectfully submit, therefore, that there is no reason to single out this piece of information (i.e., the fact that no transfer charges can ever be imposed with respect to the MSO Holding Account) for repetition in the MSO prospectus. Indeed, doing so would create an unbalanced disclosure approach where a relatively minor detail of the MSO is repeated in the VLI prospectus, whereas more important details are not. This would give unwarranted prominence to a minor detail and perhaps distract the investor's attention from more significant information about the MSO.

       More generally, we believe that any information about the MSO in the VLI Prospectus should be minimized to the extent possible. As noted above, the general disclosure approach that the registrant has adopted is that the customer should refer to the

Mr. Sonny Oh, Esquire
December 4, 2009
Page 10 of 27


MSO prospectus for disclosure concerning the MSO. The more information that the VLI Prospectus discloses concerning the MSO, the greater the likelihood that investors might ignore the MSO prospectus and make investment decisions based primarily on the limited references to the MSO that appear in the VLI Prospectus.

       In this regard, even if disclosure were inserted in the VLI Prospectus to the effect that a transfer charge would never in the future be imposed with respect to the MSO Holding Account under a MSO, this information would not be meaningful to an investor without reference to the discussion of the MSO, including the MSO Holding Account, that appears in the MSO prospectus. This underscores the appropriateness of leaving all discussion of this point in the MSO prospectus where the context is provided in which it can be properly understood.

       b. All applicable portions of the fee table and fee disclosure accordingly including effect disclosed in second paragraph under "How we deduct policy monthly charges during a Segment Term" on page 7.

RESPONSE 3.b.
-------------

   As discussed in response to Comment 3.a. above, the use of a separate MSO prospectus reflects a general decision to use a separate disclosure document to communicate how the MSO modifies the disclosures in the VLI Prospectus, rather than to modify all of those disclosures within the text of the VLI Prospectus itself. As also discussed above, we believe that any information about the MSO should be kept to a minimum in the VLI Prospectus, in order to avoid:

   (1) Unbalanced disclosure patterns where some information about the MSO is repeated in the VLI Prospectus, while other information (perhaps even more important information) about the MSO is not. Among other things, we are concerned that such unbalanced disclosure might create erroneous impressions in the minds of investors;

   (2) Inclusion of so much information about the MSO in the VLI Prospectus that investors have a tendency to make decisions about the MSO based primarily on disclosures in the VLI Prospectus, rather than based on the MSO prospectus; and

   (3) Inclusion in the VLI Prospectus of information about the MSO that an investor cannot properly understand without reference to explanations that appear in the MSO prospectus. Even though the registrant may discharge its legal disclosure obligations by providing the investor with the MSO prospectus, we believe it is more "user friendly" to omit from the VLI Prospectus any disclosures about the MSO that require technical explanations in the MSO prospectus in order to be reasonably understood.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 11 of 27


     This comment 3.b. requests confirmation that the specifics of the charges that will be imposed for the MSO and the manner in which charges will be deducted during a Segment Term will be repeated in the VLI Prospectus. For the reasons discussed in (1)-(3) above, we do not believe that the repetition of such information in the VLI Prospectuses is necessary or desirable. Although this information about charges is clearly important to investors, this information cannot be well understood without a reasonable understanding of how the MSO works and related vocabulary.

     For example, the manner of deducting charges during a Segment Term cannot be well understood without an understanding of (among other things) the significance and functions of the following:

     o  the Charge Reserve Amount,
     o  a Segment Term,
     o  the MSO Holding Account,
     o  Segment Accounts and Segment Values, and
     o  The Market Value Adjustment of the Segment Account.

     Concepts such as the foregoing, of course, are technical and complex in nature, are fundamental to the essence of the MSO product, and cannot be effectively explained in isolation. Moreover, it is the purpose of the MSO prospectus (and not the VLI Prospectus) to convey an understanding of these and the other basic concepts of the MSO. The registrant believes, therefore, that disclosures about the manner of deducting charges during a Segment Term can only be well understood by investors in the context of the MSO prospectus, and such disclosures are not relevant to anyone who is not an investor or prospective investor in the MSO. Accordingly, the registrant does not intend to repeat in the VLI Prospectus the type of disclosure referred to in Comment 3.b.

     The registrant decided to use a separate MSO prospectus because, among other things, the MSO is so different from the other available variable life investment options, and requires such extensive and complex explanation, that investor understanding would best be served by gathering the relevant disclosure pertaining to the MSO in a single separately identifiable document. We respectfully submit that repeating significant and complex disclosures about the MSO (such as the manner of deducting charges during a Segment Term) in the VLI Prospectus would, due to lack of full context, be more likely to impede than enhance the understanding of an investor or prospective investor in the MSO. Moreover, for purchasers who have no interest in making an investment in the MSO, any references in the VLI Prospectus to the complex and highly technical provisions of the MSO would be even more confusing and distracting. However, in order to further clarify the relationship between the VLI Prospectus charge information and the MSO Prospectus charge information, we have added the following language in "2. Fee Table Summary" and the "Charges" section:

         This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 12 of 27


4.     DEFINITIONS (PAGE 4)

       a. In the definition of "Index Performance Rate," please expand the last sentence with respect to how the value of the Index will be determined on a day other than the Segment Start or Maturity Dates.

       If similarly determined as of the most recent preceding business day, then please also reconcile with the last sentence in the definition of "Market Value Adjustment ('MVA')."

RESPONSE 4.a.
-------------

       Under the normal operation of the Index Performance Rate, the value of the Index is only relevant on the Segment Start Date and Segment Maturity Date. We have added disclosure to explain those circumstances under which the value of the Index would need to be determined on a day other than the Segment Start Date or Segment Maturity Date. The Put Option Factor is determined on the next business day, so the disclosure does not need to be changed.

       b. The definition of "Index Performance Rate" states that if an Index "is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index." Please provide additional disclosure as to this right including the following issues.

            i. Will owners be notified of the use of an alternative index and if so, how and when?

RESPONSE 4.b.i.
---------------

       We have added the following disclosure to the Definitions section on p. 4 that outlines our procedures:

We also reserve the right to choose an alternative index at our discretion.

If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature using the S&P 500 Index excluding dividends to calculate the Index-Linked Return.

With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer.

If the S&P 500 Index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we reserve the right to mature the Segments based on the most recently available closing value of the Index before it is

Mr. Sonny Oh, Esquire
December 4, 2009
Page 13 of 27


discontinued or changed. We would provide notice as soon as practicable. We also reserve the right to not offer new Segments. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" later in this Prospectus.

            ii. Please confirm that all circumstances under which the company has the right to use an alternative index have been disclosed. Otherwise, please disclose all other circumstances in which it may exercise such right.

RESPONSE 4.b.ii.
----------------

       We have added disclosure that discloses all circumstances under which we may exercise this right.

            iii. If an alternative index is used, how will that impact upon the Index-Linked Return that a policy owner can expect.

RESPONSE 4.b.iii.
-----------------
   We currently do not plan on utilizing the alternative index so it would be difficult to say what the impact would be.

            iv. If an alternative index is used, how will that impact upon the Growth Cap Rate and protection against negative performance, i.e., will same limits apply to alternative index?

RESPONSE 4.b.iv.
----------------

We have added disclosure that explains the protection against negative performance would remain the same and that there may be a negative effect on the Growth Cap Rate.

            v. Please disclose whether there an index will always be available or if there may be times when a suitable alternative may not be available. If the latter is a possibility, please expand on future interest would accrue to existing policy owners.

RESPONSE 4.b.v.

We have added disclosure explaining that we may mature a Segment if the S&P 500 Index were to be discontinued or substantially changed.

       c. Please provide a more precise definition of "Index-Linked Rate of Return," i.e., explain more clearly how the Growth Cap and protection against negative performance affects its value.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 14 of 27


RESPONSE 4.c.
-------------

We have made the appropriate revision and added the following disclosure to the definition:

            Therefore, if the performance of the Index is zero or positive, we will apply that performance up to the Growth Cap Rate. If the performance of the Index is negative, we will apply performance of zero unless decline in the performance of the Index is below -25%. Please see the chart under "Index-Linked Return" for more information.

       d. The definition of the Market Value Adjustment ("MVA") is extraordinarily dense and requires a complete revision for plain English. A few examples of the obscurity of the definition follow:

            i. The definition refers to the phrase ".75% Variable Index Benefit Charge Rate" but, unlike the Put Option factor, does not define the phrase or even make a cross reference to where the definition may be found. The definition should define the phrase and clarify in plain English why it is deducted from the MVA.

RESPONSE 4.d.i.
---------------

We have made the appropriate revisions, adding a cross-reference and clarifying the disclosure.

            ii. The definition refers to the phrase "Loss Absorption Threshold Rate" but, unlike the Put Option factor, does not define the phrase or even make a cross reference to where the definition may be found. The definition should define the phrase and clarify in plain English why it is used to reduce the strike price used to calculate the MVA.

RESPONSE 4.d.ii.
---------------

We have made the appropriate revisions, adding a cross-reference and clarifying the disclosure. We have replaced "Loss Absorption Threshold Rate" with "Downside Protection."

            iii. The definition notes that the MVA is determined by the Put
                 Option Factor but provides no guidance as to what are the factors that would determine the amount and the direction of the factor. By way of comparison, an MVA for a fixed annuity is typically disclosed as being based on the relationship between the rate offered by the annuity and interest rates on similar instruments in

Mr. Sonny Oh, Esquire
December 4, 2009
Page 15 of 27


                 the market. Please revise the prospectus to provide similar general guidance in plain English.

RESPONSE 4.d.iii.
-----------------

We have made the appropriate revision and clarified the disclosure by providing some similar general guidance.

            iv. In addition, please disclose the basis for imposing an MVA if amounts are withdrawn prior to the Segment maturity Date in the narrative discussion of the MVA on page 7.

RESPONSE 4.d.iv.
----------------

We have made the appropriate revision and added the following disclosure to the MVA section on p. 11:

The Market Value Adjustment reflects a fair market value methodology used to determine the value of the Put Option Factor when there are amounts deducted from a Segment before a Segment matures. We apply a Market Value Adjustment to recover costs incurred in providing the Downside Protection under the MSO.

            v. Please also reconcile this term with the term "Segment Market Value Adjustment" in the definition of "Segment Value."

RESPONSE 4.d.v
--------------

We have made the appropriate revision in the definition of "Segment Value" to clarify this disclosure.

       e. The first sentence under the definition of "Segment Account" and last sentence of the first paragraph under "Index-Linked Return" on page 5 both refer to making deductions "that we deem necessary." Please expand on the meaning of this phrase as well as what factors are considered in deeming a deduction as "necessary."

RESPONSE 4.e.
-------------

We have clarified the disclosure and added the following which is marked by the underline:

                 ...we deem necessary to continue to qualify the policy as life insurance under applicable tax law,....

       f. In the definition of "Segment Term," please clarify whether all terms are for one year and whether they may ever be lengthened or shortened.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 16 of 27


RESPONSE 4.f.
-------------

We have revised the disclosure to clarify that we reserve the right to offer different durations.

       g. Page 6 of the prospectus refers to "the unloaned GIO." Please define what is intended and ensure that all capitalized phrases or terms are defined.

RESPONSE 4.g.
-------------

We have made the appropriate revision and added the following definition to the Segments section on p. 8:

       The Unloaned GIO is the portion of the GIO that is not being held to secure policy loans you have taken. Please see your base variable life policy prospectus for more information.

5.     FEE TABLE

       Please include a fee table reflecting the maximum fees of all applicable VIO charges prior to section 2 beginning on page 5 including the MVA.

RESPONSE 5.
-----------

       We have made the appropriate revision.

6.     RISKS

       Please include a section on risks following the fee table and prior to section 2 beginning on page 5 in accordance with Item 3 of Form S-3, for example, risks associated with the effects of the MVA and Charge Reserves Amount on your account value and termination, the unavailability of a Segment upon Segment Renewal, the use of an alternative index, and the possibility of a decrease in the Loss Absorption Threshold Rate.

RESPONSE 6.
-----------

       We have made the appropriate revision and added a Risk Factors section that states the following:

       There are risks associated with some features of the Market Stabilizer Option. There is the possibility of a negative return on this investment. Your return is also limited by the Growth Cap Rate. If any portion of a policy loan, policy distribution or monthly deduction is allocated to a Segment, an MVA will be applied to your Segment Account value. We may not offer new Segments so there is also the possibility that a

Mr. Sonny Oh, Esquire
December 4, 2009
Page 17 of 27


Segment may not be available for a Segment Renewal at the end of your Segment Term(s). We also reserve the right to substitute an alternative Index for the S&P 500. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies.

7.     SEGMENT RENEWAL (PAGE 5)

       Please revise this subsection and the subsection "Segment Renewal" on page 7 so that their disclosure is consistent. For example, compare where owner can transfer Segment Maturity Value upon Segment maturity (including distinction between investment options as opposed to variable investment options), and where monies can be transferred if the owner does not make a choice and/or the VIO is not being offered.

Alternatively, given the obvious connection between the disclosure under this subsection and that under "Segment Renewal" on page 7, please move the latter subsection from its current location in the prospectus and insert it after this subsection and tailor both subsections to their captions accordingly.

RESPONSE 7.
-----------

       We have made the appropriate revision within the Segment Renewal section and also moved the section per the staff's comments.

8.     VIO HOLDING ACCOUNT (PAGE 5)

       The prospectus states in this section that amounts transferred to the VIO are first transferred to the VIO Holding Account. In the next section, the prospectus notes that the Segment Start Date is the third Friday of each calendar month. Please clarify in the Holding Account section whether funds are transferred into the VIO out of the Holding Account at that time. Please also state explicitly whether all funds that are in the Holding Account are then transferred, assuming the specified Cap Growth Rate requirement has been satisfied.

RESPONSE 8
----------

       We have added the following to the MSO Holding Account section on p. 8:

       On the Segment Start Date, account value in the MSO Holding Account, excluding charges and any account value transferred to the Charge Reserve Amount, will be transferred into a Segment if all requirements and limitations are met including a Growth Cap Rate that meets your minimum Growth Cap Rate.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 18 of 27


9.     GROWTH CAP RATE (PAGE 5)

       a. Please disclose the company's basis for determining Growth Cap Rate and Loss Absorption Threshold Rate and/or disclose that these rates can be set at the company's sole discretion.

RESPONSE 9.a.
-------------

       We have added the following disclosure to the Growth Cap Rate section on p. 9:

The Growth Cap Rate and Downside Protection are set at the Company's sole discretion.

       b. Please disclose whether there is any guaranteed minimum and/or maximum rate associated with the Loss Absorption Threshold Rate.


RESPONSE 9.b.
-------------

       We currently disclose that we may increase the Downside Protection to -100%. We have also added the following disclosure to the Growth Cap Rate section on p. 9:

However, we may only increase your Downside Protection from the current -25%.

       c. Please specify how and when prior notice of a change in the Loss Absorption Threshold Rate will be provided.

            Please also clarify whether any announced reduction will apply to amounts invested in a Segment Account at the time of the reduction and, if so, whether MVA's or other charges will be assessed for withdrawals of those amounts made subsequent to the announcement.

RESPONSE 9.c.
-------------

       As discussed above, we will only increase the Downside Protection and we have added the following disclosure to the Growth Cap Rate section on p. 9:

            We will provide notice between 15 and 45 days before any change in the Downside Protection is effective. Any change would only apply to new Segments started after the effective date of the change.

       d. The prospectus notes in the Growth Cap Rate subsection that an investor is required to specify a minimum Growth Cap Rate required for transfers into the VIO out of the VIO Holding Account. The prospectus also notes in the same subsection that changes in this rate and in the Loss Absorption Threshold Rate are inversely related. Please clarify the extent to which an

Mr. Sonny Oh, Esquire
December 4, 2009
Page 19 of 27


            investor will have the opportunity to refuse a transfer of amounts into the VIO scheduled because of a favorable change in the Growth Cap Rate where the Loss Absorption Threshold Rate has been adversely affected.

       Separately, please clarify what are the consequences of a failure by an investor to specify a minimum Growth Cap Rate.

RESPONSE 9.d.
-------------

       As discussed above, the Downside Protection can only be increased. We have added the following disclosure to the Growth Cap Rate section on p. 9:

If you do not specify a minimum Growth Cap Rate then your minimum Growth Cap Rate will be set at 6%.

       e. This section notes that the Loss Absorption Threshold Rate is "currently up to 25%." The prospectus states on page 4, however, that this rate is 25%. Please reconcile the two disclosures.

RESPONSE 9.e.
-------------

       While the Downside Protection protects up to -25% of performance, for the purposes of the formula we need to use the -25% number in the calculation disclosure.

10.    INDEX-LINKED RETURN (PAGE 5)

       a. In the second sentence of the first paragraph, please clarify whether the Segment Account is also net of the Charge Reserve Amount discussed on the next page.

RESPONSE 10.a.
--------------

       We have added the following disclosure to the Index-Linked Return section on p. 9:

The Segment Account value does not include the Charge Reserve Amount described later in this Prospectus.

       b. Please clarify the last sentence of the first paragraph on page 6 by making the 25% a positive number.

RESPONSE 10.b.
--------------

       We would prefer to leave the disclosure as is. Throughout the body of the Prospectus, we tried to consistently use negative numbers when discussing the Downside Protection of -25%. For the purposes of the chart and examples, where we try to clarify

Mr. Sonny Oh, Esquire
December 4, 2009
Page 20 of 27


and illustrate the operation of the MSO by using terms such as "goes down by more than" and "downside performance," it seemed that non-negative numbers painted a clearer picture.

       c. Please reconcile the second paragraph on page 6 with the second to last paragraph under "Growth Cap Rate" on page 5 as to the requirements to make the transfer to the Segment.

RESPONSE 10.c.
--------------

       We have modified and clarified the disclosure. In order for account value to transfer into a Segment, the Growth Cap Rate we offer must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO ("A"), the Variable Index Benefit Charge ("B"), the annualized monthly Variable Index Segment Account Charge ("C") and the current annualized mortality and expense risk charge ("D"). The Growth Cap Rate must be greater than (A+B+C+D).

       Therefore, account value will only transfer if the Growth Cap Rate minus these charges is greater than the Unloaned GIO interest rate.

       d. Please provide an example of how the return can lead to a reduction of principal.

RESPONSE 10.d.
--------------

       We currently provide an example of how the return can lead to a reduction of principal:

If the Index had gone down by 30% by your Segment Maturity Date then your Segment Account value would be reduced by 5% on the Segment Maturity Date. The Downside Protection feature of the MSO will absorb the negative performance of the Index up to -25%.

       e. Based on the second to last and remaining paragraphs, it appears that the VIO has a built in safeguard in that it will not permit a transfer into a new Segment unless its Growth Cap Rate equals or exceeds the minimum required by the owner and exceeds the interest rate applicable to the unloaned GIO.

            Consequently, the safeguard would only appear effective if the VIO Holding Account was actually held in the unloaned GIO. However, the VIO Holding Account is a portion of the EQ/Money Market variable investment option. Therefore, please explain to the staff how the transfer requirements actually serve as a safeguard if the VIO Holding Account is not part of the unloaned GIO.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 21 of 27


RESPONSE 10.e.
--------------

       We believe that the MSO Holding Account provides an effective safeguard because it is a flexible investment option. Unlike the Guaranteed Interest Option, there are no transfer restrictions and the policyowner can make the decision to move out of the MSO Holding Account at any time into the GIO if they wish.

11.    CHARGES (PAGE 6)

       a. Please clarify how the mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit are applied to the VIO Holding Account and Segment, for example, with respect to the credit, note the first paragraph under "Transfers" on page 7.

RESPONSE 11.a.
--------------

       We have added the following disclosure and cross-reference to p. 10:
The mortality and expense risk charge is part of the policy monthly charges. Please see "How we deduct policy monthly charges during a Segment Term" for more information. The Customer Loyalty Credit offsets some of the monthly charges.

       b. Please expand the last sentence of the subsection to more clearly explain how the refund works in tandem with the MVA and provide an example to demonstrate its operation.

RESPONSE 11.b.
--------------

       We have provided a cross-reference to an MVA example to clarify this disclosure.

12.    CHARGE RESERVE AMOUNT (PAGE 6)

       Please reconcile the third paragraph with the definition of "Initial Segment Account" as well as the third paragraph under "Segment Renewal" on page 7 with respect to the initial source of funding for the Charge Reserve Amount, i.e., the VIO Holding Account or all investment options.

RESPONSE 12.
------------

       We believe the disclosure is consistent. The MSO Holding Account is an investment option from which account value could transfer to the Charge Reserve Amount. The "Initial Segment Account" definition references the fact that account value may transfer from the MSO Holding Account for this purpose before transfer into a Segment.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 22 of 27


13.    HOW WE DEDUCT POLICY MONTHLY CHARGES DURING A SEGMENT TERM (PAGE 7)

       The prospectus states that all of the monthly policy charges will be deducted from the unloaned GIO if the Variable Index Option is selected, but that any amounts in excess of the balance in that option will be then taken from the other options proportionately. Please clarify supplementally the rationale for this procedure.

RESPONSE 13.
------------

       By allocating the charges in this manner, we try to avoid causing a deduction from a Segment and thereby avoid an MVA which will most likely be negative.

14.    MARKET VALUE ADJUSTMENT (PAGE 7)

       Please disclose the effect that a surrender (or if applicable, a partial withdrawal) has on the amount of Index-Linked Return to be awarded to a policy owner upon policy surrender.

The same applies to loan amounts, for example, see first sentence of second paragraph under "Loans" on page 8.

RESPONSE 14.
------------

       There is no Index-Linked Return on a surrender, there would be a Market Value Adjustment and we believe that the current disclosure adequately details that a surrender or loan generates a Market Value Adjustment. For a loan, we disclose that the loan decreases the Segment Account value.

15.    WITHDRAWALS (PAGE 8)

       Please reconcile the first sentence with the disclosure under "Market Value Adjustment" on page 7 and "Cash Surrender Value, Net Cash Surrender Value and Loan Value" on page 8 in terms of what types of withdrawals are permitted once a Segment has begun.

RESPONSE 15.
------------

       We have the added the following marked disclosure to the Withdrawals section on p. 11:

            Once policy account value has been swept from the MSO Holding Account into a Segment, you will not be allowed to withdraw the account value out of a Segment before the Segment Maturity Date UNLESS YOU SURRENDER YOUR POLICY. YOU MAY ALSO TAKE A LOAN, PLEASE SEE "LOANS" LATER IN THIS PROSPECTUS FOR MORE INFORMATION. ANY ACCOUNT

Mr. Sonny Oh, Esquire
December 4, 2009
Page 23 of 27


            VALUE TAKEN OUT OF A SEGMENT BEFORE THE SEGMENT MATURITY DATE WILL GENERATE A MARKET VALUE ADJUSTMENT.

16.    CASH SURRENDER VALUE, NET CASH SURRENDER VALUE AND LOAN VALUE (PAGE 8)

       Please clarify in plain English the disclosure in this section that for purposes of calculating surrender and loan values, Segment Amounts will reflect an MVA that would apply were amounts to be loaned or withdrawn based on the segment amount.

RESPONSE 16.
------------

       We have added the following disclosure to this section on p. 11:

This means an MVA would apply to those amounts. Please see Appendix I for more information.

17.    GUIDELINE PREMIUM FORCE-OUTS (PAGE 8)

       For clarity, please highlight the next to last paragraph relating to MVA's in bold.

RESPONSE 17.
------------

       We have made the appropriate revision.

18.    LOANS (PAGE 8)

       a. Please clarify whether an investor can request a loan without being forced to withdraw amounts from accounts that trigger an MVA. If not, please note that the last sentence of the second paragraph is another example of disclosure that should be provided under the discussion of risks.

RESPONSE 18.a.
--------------

       We have added the following disclosure to the Loans section on p.12:
You may specify how your loan is to be allocated among the MSO, the variable investment options and the Unloaned GIO.

       b. Please be more specific when referring to the VIO in the first sentence of the third paragraph, i.e., VIO Holding Account and/or Segment.

RESPONSE 18.b.
--------------

       We have made the following revisions marked by the underline:

If you do not indicate or if we cannot allocate the loan from your values

Mr. Sonny Oh, Esquire
December 4, 2009
Page 24 of 27


in the MSO HOLDING ACCOUNT AND SEGMENT(S),

19.    PLEASE PROVIDE ALL DISCLOSURE REQUIRED BY ITEMS 8 AND 10 OF FORM S-3.

RESPONSE 19.
------------

Item 8 of Form S-3

Item 8 requires information about the plan of distribution of the securities. As a practical matter, there is no plan of distribution for the MSO interests. To the extent there is such a plan, it might be stated simply that the MSO interests will be distributed in conjunction with those variable life insurance policies with which they are made available. The plan of distribution of the policies, of course, is set forth in detail in the VLI Prospectus and related statement of additional information, and that information is fully applicable, regardless of whether the variable life policy is issued with or without the MSO. Nor will the addition of the MSO to a policy change the facts relating to the plan of distribution of the variable life policies. For example, no additional or different sales compensation will be paid in connection with the MSO.

Item 8 of Form S-3 requires that the information prescribed by Item 508 of Regulation S-K be disclosed. Each paragraph of Item 508 is addressed separately below:

         Item 508(a). The information called for by Item 508(a) is, to the extent applicable to the distribution of the variable life policies and/or the MSO interests, set forth under "Plan of Distribution" in the VLI Prospectus.

         Items 508(b), (c), (d), (f), (g), (i), (j), (k), and (l). Not
         applicable to the distribution of either of the variable life policies or the MSO interests.

         Items 508(e) and (h). Paragraphs (e) and (h) of Item 508 ("Underwriters' Compensation" and "Dealers' Compensation") clearly were drafted with offerings in mind that are far different from the proposed offering of the variable life policies and the MSO interests. Although Items 508(e) and (h) do not provide entirely clear guidance, therefore, as to exactly what disclosures should be made in this context, extensive information about underwriter and dealer compensation is set forth under "Plan of Distribution" in the VLI Prospectus, and certain additional information on these subjects is set forth under "Distribution of the Policies" in the related statement of additional information ("SAI"). This disclosure in the VLI Prospectus and SAI, of course, is designed to meet the requirements for disclosing sales compensation that the Commission has prescribed in Form N-6 as being appropriate and sufficient for purchasers of variable life policies; and be believe that the same disclosure is equally appropriate and sufficient when an MSO applies.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 25 of 27


       To summarize, we believe that the disclosure in the VLI Prospectus adequately responds to Item 508. (And the SAI provides some additional related disclosure.) We do not believe there is any benefit or requirement to repeat any of this information from the VLI Prospectus (or SAI) in the MSO prospectus. Such repetition would merely result in additional disclosure with no corresponding benefit (and possible confusion) to investors.

       As previously noted, there really is no plan of distribution for the MSO interests. Although there is a plan of distribution for the variable life insurance policies, that plan is in no way affected by the existence or non-existence of MSO interests, and there is no other plan of distribution for the MSO interests. Accordingly, we are not adding to the MSO prospectus any additional information about any "plan of distribution" for the MSO interests. To repeat in the MSO prospectus additional information about the plan of distribution for the variable life policies, would merely be duplicative. Nor is such repetition required by Form S-3 Item 8, because, as previously discussed, such repetition would contain information about the plan of distribution for the variable life policies, but not about any "plan of distribution" for the MSO interests.

         In the interests of clarity, however, we are replacing the second sentence under "5. Distribution of the policies" with the following language:

       Extensive information about the arrangements for distributing the variable life insurance policies, including sales compensation, is included under "Plan of Distribution" in the appropriate variable life insurance policy prospectus and under "Distribution of the Policies" in the statement of additional information that relates to that prospectus. All of that information applies regardless of whether you choose to use the MSO, and there is no additional plan of distribution or sales compensation with respect to the MSO.

Item 10 of Form S-3
       Item 10 requires information about interests of named experts and counsel as prescribed by Item 509 of Regulation S-K. We have not disclosed any such information because no named expert or counsel has any interest of a type that Item 509 requires to be disclosed.

20.    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE (PAGE 11)

       In addition to the registrant's annual report on Form 10-K, specific reference should be made to each quarterly report on Form 10-Q filed since the end of the last fiscal year.

RESPONSE 20.
------------

         We have made the appropriate revisions.

21.    IF APPLICABLE, PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 13 OF FORM
       S-3.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 26 of 27


RESPONSE 21.

       This disclosure is not applicable as we will be providing the undertaking required by paragraph (h) of Item 512 of Regulation S-K.

PART II
-------

22. Please confirm all relevant disclosure required by Item 17 has been provided, in particular, clarify applicability of Items 512(a)(5) and 512(e) of Regulation S-K.

RESPONSE 22.
------------

       We confirm that all relevant disclosure has been been provided. Item 512(a)(5) has been provided under Item 17.a.4 of the registration statement.
Item 512(e) is not applicable.

23. Please note that the signature page reflect the "Depositor" rather than the "Registrant" as required by Form S-3.

RESPONSE 23.
------------

We have made the appropriate revision.

24.    FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

       Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 24.
------------

We will file the appropriate exhibits.

25.    REPRESENTATIONS

RESPONSE 25.
------------

       The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Mr. Sonny Oh, Esquire
December 4, 2009
Page 27 of 27




Please contact the undersigned at (212) 314-2120 or, in my absence, Thomas Lauerman of Jorden Burt, LLP at (202) 965-8156.


                                          Very truly yours,

                                          /s/ Sun Jin Moon
                                          ----------------
                                          Sun Jin Moon




cc:      Thomas Lauerman

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                          www.axa-equitable.com/green


Market Stabilizer Option Available Under
Certain Variable Life Insurance Policies Issued by
AXA Equitable Life Insurance Company

PROSPECTUS DATED             , 2009

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your policy. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus. This Prospectus is in addition to the appropriate variable life insurance policy prospectus and all information in the appropriate variable life insurance policy prospectus continue to apply unless addressed by this Prospectus.

--------------------------------------------------------------------------------

AXA Equitable Life Insurance Company (the "Company") issues the Market Stabilizer Option described in this Prospectus. The Market Stabilizer Option is available only under certain variable life insurance policies that we offer.

Among the many terms associated with the Market Stabilizer Option are:

o Index-Linked Return for a one year period tied to the performance of the S&P 500 Index excluding dividends as described below.

o Index-Linked Return will be applied at the end of your Segment Term on the Segment Maturity Date.

o The Index-Linked Return could be positive, zero or in certain circumstances negative as described below. Therefore, there is the possibility of a negative return on this investment at the end of your Segment Term.

o A Market Value Adjustment, which will most likely be negative, will be made for certain distributions or deductions from the Segment Account value before the Segment Maturity Date. Therefore you should carefully consider whether to make such distributions and/or maintain enough value in your unloaned Guaranteed Interest Option ("GIO") and/or variable investment options to cover your monthly deductions. As described later in this Prospectus, we will attempt to maintain the Charge Reserve Amount to cover your monthly deductions, but it is possible that the Charge Reserve Amount will be insufficient to cover your monthly deductions.
--------------------------------------------------------------------------------
These are only some of the terms associated with the Market Stabilizer Option. Please read this Prospectus for more details about the Market Stabilizer Option. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus as well as the appropriate variable life policy and policy rider for this option. Please refer to page 4 of this Prospectus for a Definitions section that discusses these and other terms associated with the Market Stabilizer Option. Please refer to page 6 of this Prospectus for a discussion of risk factors.
--------------------------------------------------------------------------------

OTHER AXA EQUITABLE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this Prospectus. Not every policy or feature is offered through your financial professional. You can contact us to find out more about any other AXA Equitable insurance policy.

WHAT IS THE MARKET STABILIZER OPTION?

The Market Stabilizer Option ("MSO") is an investment option available under certain AXA Equitable variable life insurance policies. The option provides for participation in the performance of the S&P 500 Index excluding dividends (the "Index") up to the Growth Cap Rate that we set on the Segment Start Date. On the Segment Maturity Date, we will apply the Index-Linked Rate of Return to the Segment Account value based on the performance of the Index. If the performance of the Index has been positive for the Segment Term and equal to or below the Growth Cap Rate, we will apply to the Segment Account value an Index-Linked Rate of Return equal to the full Index performance. If the performance of the Index has been positive for the Segment Term and above the Growth Cap Rate, we will apply an Index-Linked Rate of Return equal to the Growth Cap Rate. If the Index has negative performance, the Index-Linked Rate of Return will be 0% unless the Index performance goes below -25%. In that case only the negative performance in excess of -25% will be applied to the Segment Account value. Please see the examples on page 5. Although we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there are no transfer charges for transfers into or out of the MSO Holding Account. Please note that once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted.


The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X02785
                                                                        (R-4/15)



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Contents of this Prospectus

--------------------------------------------------------------------------------

MARKET STABILIZER OPTION
--------------------------------------------------------------------------------
Who is AXA Equitable?                                                        3




--------------------------------------------------------------------------------
1. DEFINITIONS                                                               4
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
2. FEE TABLE SUMMARY                                                         6
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
3. RISK FACTORS                                                              7
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4. DESCRIPTION OF THE MARKET STABILIZER OPTION                               8
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5. DISTRIBUTION OF THE POLICIES                                             14
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
6. INCORPORATION OF CERTAIN DOCUMENTS
     BY REFERENCE                                                           15
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I -- Market value adjustment examples                                      A-1


------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the policy owner.




2  Contents of this Prospectus


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Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the policies. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $543.2 billion in assets as of December 31, 2008. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia and Puerto Rico. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


HOW TO REACH US

Please refer to the "How to reach us" section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.


                                                        Who is AXA Equitable?  3


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1. Definitions


--------------------------------------------------------------------------------

Growth Cap Rate -- The maximum rate of return that will be applied to a Segment Account value.

Index --  The S&P 500 Index excluding dividends.

Index-Linked Return -- The amount that is applied to the Segment Account value on the Segment Maturity Date that is equal to that Segment's Index-Linked Rate of Return multiplied by the Segment Account value on the Segment Maturity Date. The Index-Linked Return may be positive, negative or zero.

Index Performance Rate -- The Index Performance Rate measures the percentage change in the Index during a Segment Term for each Segment. If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion.

If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature using the S&P 500 Index excluding dividends to calculate the Index-Linked Return.

With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer.

If the S&P 500 Index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we reserve the right to mature the Segments based on the most recently available closing value of the Index before it is discontinued or changed. We would provide notice as soon as practicable. We also reserve the right to not offer new Segments. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" later in this Prospectus.

The Index Performance Rate is calculated by ((b) divided by (a)) minus one, where:

(a) is the value of the Index at the close of business on the Segment Start Date, and

(b) is the value of the Index at the close of business on the Segment Maturity Date.

We determine the value of the Index at the close of business, which is the end of a business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If the New York Stock Exchange is not open for trading or if the Index value is not published on the Segment Start Date or a Segment Maturity Date, the value of the Index will be determined as of the end of the most recent preceding business day for which the Index value is published.

Index-Linked Rate of Return -- The rate of return we apply to calculate the Index-Linked Return and is based on the Index Performance Rate adjusted to reflect the Growth Cap Rate and protection against negative performance. Therefore, if the performance of the Index is zero or positive, we will apply that performance up to the Growth Cap Rate. If the performance of the Index is negative, we will apply performance of zero unless the decline in the performance of the Index is below -25% in which case negative performance in excess of -25% will apply. Please see the chart under "Index-Linked Return" for more information.

Initial Segment Account -- The amount initially transferred to a Segment from the MSO Holding Account on its Segment Start Date, net of any amount that may have been transferred from the MSO Holding Account to the Guaranteed Interest Option ("GIO") to cover the Charge Reserve Amount and of the Variable Index Benefit Charge (see Charges and Charge Reserve Amount later in this Prospectus).

Market Value Adjustment ("MVA") -- For purposes of determining Segment Value, prior to a Segment Maturity Date, the MVA is equal to (1) the Put Option Factor multiplied by the current Segment Account value, minus (2) a pro-rata portion for the remainder of the Segment Term of the 0.75% Variable Index Benefit Charge rate (Please see "Charges" later in this Prospectus for an explanation of this charge) multiplied by the current Segment Account value, divided by one minus the 0.75% Variable Index Benefit Charge rate (This equates to a partial refund of the 0.75% Variable Index Benefit Charge). The Put Option Factor, on any date, represents the value on that date of a put option on the Index (without reinvested dividends) having a notional value equal to $1 and strike price at Segment Maturity equal to $0.75 ($1 plus the Downside Protection which is currently -25%). The strike price of the option represents your exposure to negative S&P 500 Index performance at Segment Maturity (Please see "Growth Cap Rate" later in this Prospectus for an explanation of the Downside Protection). The Company will utilize a fair market value methodology to determine the Put Option Factor. In general, the Put Option Factor will increase as the dividend yield for the S&P 500 and/or volatility increases. In general, the Put Option Factor will decrease as the London Interbank Offered Rate ("LIBOR") increases. We determine Put Option Factors at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading. The Put Option Factor that applies to a transaction or valuation made on a business day will be the Factor for that day. The Put Option Factor that applies to a transaction or valuation made on a non-business day will be the Factor for the next business day.

For purposes of determining the adjustment to the Segment Account value when any portion of a loan, policy distribution or monthly deduction is allocated to a Segment, the Market Value Adjustment will be determined as follows: First, the Segment Value will be reduced by the amount of the loan, distribution or monthly deduction. Then, the MVA will be equal to the difference between the corresponding reduction in the Segment Account value and the amount of the loan, distribution or monthly deduction.


4  Definitions


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MSO Holding Account --  This is a portion of the EQ/Money Market variable investment option that holds amounts designated by the policy owner for investment in the MSO prior to any transfer into the next available new Segment.

Segment -- The portion of your total investment in the MSO that is associated with a specific Segment Start Date. You create a new Segment each time an amount is transferred from the MSO Holding Account into a Segment Account.

Segment Account -- The amount of an Initial Segment Account subsequently reduced by any monthly deductions, policy loans and unpaid loan interest, and distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, which are allocated to the Segment. Any such reduction in a Segment Account value prior to its Segment Maturity Date will result in a corresponding Segment Market Value Adjustment. Generally, this Segment Market Value Adjustment will further reduce the Segment Account value. A Segment Account value is used in determining policy account values, death benefits, and the net amount at risk for monthly cost of insurance calculations of the policy and the new base policy face amount associated with a requested change in death benefit option.

Segment Start Date -- The Segment Start Date is the day on which a Segment is created.

Segment Term -- The duration of a Segment. The Segment Term for each Segment begins on its Segment Start Date and ends on its Segment Maturity Date one year later. We are currently only offering Segment Terms of approximately one year. We may offer different durations in the future.

Segment Maturity Date -- The date on which a Segment Term is completed and the Index-Linked Return for that Segment is applied to a Segment Account value.

Segment Maturity Value -- This is the Segment Account value plus or minus the Index-Linked Return for that Segment.

Segment Value -- This is the Segment Account value minus the Market Value Adjustment for that Segment at any time prior to the Segment Maturity Date. Segment Values will be used in determining policy value available to cover monthly deductions, proportionate surrender charges for requested face amount reductions, and other distributions; cash surrender values and maximum loan values. They will also be used in determining whether any outstanding policy loan and accrued loan interest exceeds the policy account value.


                                                                  Definitions  5


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2. Fee Table Summary


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                            Current
                                              Non-        Guaranteed
           MSO Charges                    guaranteed       Maximum
--------------------------------------------------------------------------------
Variable Index Benefit Charge                0.75%          0.75%
--------------------------------------------------------------------------------
Variable Index Segment Account               0.65%          1.65%
Charge
--------------------------------------------------------------------------------
Total                                        1.40%          2.40%
--------------------------------------------------------------------------------


This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

The base variable life policy's mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit will also apply to a Segment Account value or any amounts held in the MSO Holding Account. The mortality and expense risk charge is part of the policy monthly charges. Please see "How we deduct policy monthly charges during a Segment Term" for more information. The Customer Loyalty Credit offsets some of the monthly charges. Please refer to the appropriate variable life insurance policy prospectus for more information.



6  Fee Table Summary


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3. Risk Factors


--------------------------------------------------------------------------------

There are risks associated with some features of the Market Stabilizer Option. There is the possibility of a negative return on this investment. Your return is also limited by the Growth Cap Rate. If any portion of a loan, policy distribution or monthly deduction is allocated to a Segment, an MVA will be applied to your Segment Account value. We may not offer new Segments so there is also the possibility that a Segment may not be available for a Segment Renewal at the end of your Segment Term(s). We also reserve the right to substitute an alternative Index for the S&P 500. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies.


                                                                 Risk Factors  7

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4. Description of the Market Stabilizer Option


--------------------------------------------------------------------------------

We offer a Market Stabilizer Option that provides a rate of return tied to the performance of the Index.


MSO HOLDING ACCOUNT

Once you make a transfer, premium payment or loan repayment to the MSO, the net amount will first be placed in the MSO Holding Account. The MSO Holding Account is a portion of the regular EQ/Money Market variable investment option that will hold amounts allocated to the MSO until the next available Segment Start Date. We currently plan on offering new Segments on a monthly basis but reserve the right to offer them less frequently or to stop offering them or to suspend offering them temporarily. Before any account value is transferred into a Segment, you can transfer amounts from the MSO Holding Account into other investment options available under your policy at any time subject to any transfer restrictions within your policy. On the Segment Start Date, account value in the MSO Holding Account, excluding charges and any account value transferred to cover the Charge Reserve Amount, will be transferred into a Segment if all requirements and limitations are met including a Growth Cap Rate that meets your minimum Growth Cap Rate.


SEGMENTS

Each one-year Segment will have a Segment Start Date of the 3rd Friday of each calendar month and will have a Segment Maturity Date on the 3rd Friday of the same calendar month in the succeeding calendar year. We will notify you between 15 and 45 days before your Segment Maturity Date that your Segment is about to mature and you may choose to transfer all or a portion of your Segment Maturity Value to the Unloaned Guaranteed Interest Option ("Unloaned GIO"), the MSO Holding Account or the other variable investment options available under your policy. The Unloaned GIO is the portion of the GIO that is not being held to secure policy loans you have taken. Please see your base variable life policy prospectus for more information.

In order for any amount to be transferred from the MSO Holding Account into a new Segment Account on a Segment Start Date, all of the following conditions must be met on that date:

(1) The Growth Cap Rate for that Segment must be equal to or greater than your minimum Growth Cap Rate (Please see "Growth Cap Rate" later in this Prospectus).

(2) There must be sufficient account value available within the Unloaned GIO and the variable investment options including the MSO Holding Account to cover the Charge Reserve Amount as determined by us on such date (Please see "Charge Reserve Amount" later in this Prospectus).

(3) The Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO ("A"), the Variable Index Benefit Charge rate ("B"), the annualized monthly Variable Index Segment Account Charge rate ("C") and the current annualized monthly mortality and expense risk charge rate ("D"). The Growth Cap Rate must be greater than (A+B+C+D).

(4) It must not be necessary, as determined by us on that date, for us to make a distribution from the policy during the Segment Term in order for the policy to continue to qualify as life insurance under applicable tax law.

(5) The total amount allocated to your Segments under your policy on that date must be less than any limit we may have established.

If we do not receive your choice before the Segment Maturity Date, we will automatically transfer your Segment Maturity Value into the MSO Holding Account for investment in the next available Segment. However, if we are not offering the MSO at that time, we will instead transfer the Segment Maturity Value to the EQ/Money Market variable investment option.


SEGMENT RENEWAL

Near the end of the Segment Term, we will notify you between 15 and 45 days before the Segment Maturity Date that a Segment is about to mature. At that time, you may choose to have all or a part of:

(a)  the Segment Maturity Value rolled over into the MSO Holding Account

(b) the Segment Maturity Value transferred to the variable invest ment options available under your policy

(c)  the Segment Maturity Value transferred to the Unloaned GIO.

If we do not receive your transfer instructions before the Segment Maturity Date, your Segment Maturity Value will automatically be rolled over into the MSO Holding Account for investment in the next available Segment subject to eligibility requirements.

If there is sufficient policy account value in the Unloaned GIO to cover the Charge Reserve Amount then no transfers to the Unloaned GIO will need to be made. If there is insufficient value in the Unloaned GIO to cover the Charge Reserve Amount and we do not receive instructions from you specifying the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements at the time of rollover, or the transfer instructions are not possible due to insufficient funds, then the required amount will be transferred proportionately from your variable investment options including the MSO Holding Account.

However, if we are not offering the MSO at that time, we will transfer the Segment Maturity Value to the investment options available under your policy per your instructions or to the EQ/Money Market investment option if no instructions are received. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" for more information. Although we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options there will be no transfer charges for any of the transfers discussed in this section.


8  Description of the Market Stabilizer Option

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If after any transfers there would be an insufficient amount in the Unloaned
GIO to cover the Charge Reserve Amount or the Growth Cap Rate for the next available Segment does not qualify per your minimum Growth Cap Rate instructions and the conditions described in this Prospectus then the Segment Maturity Value will remain in the MSO Holding Account until further instruction by you.

GROWTH CAP RATE

By allocating your account value to the MSO, you can participate in the performance of the Index up to the applicable Growth Cap Rate that we declare on the Segment Start Date.

Please note that this means we will set the Growth Cap Rate after the account value has been transferred from the MSO Holding Account into the Segment and you are not allowed to transfer the account value out of a Segment before the Segment Maturity Date. Please see "Transfers" below.

Each Segment is likely to have a different Growth Cap Rate. However, the Growth Cap Rate will never be less than 6%.

Your protection against negative performance for a Segment held until its Segment Maturity Date is currently -25% ("Downside Protection" also referred to in your policy as the Segment Loss Absorption Threshold Rate). We reserve the right, for new Segments, to increase your Downside Protection against negative performance. For example, if we were to adjust the Downside Protection for a Segment to -100%, the Index-Linked Rate of Return for that Segment would not go below 0%. Please note that any increase in the protection against negative performance would likely result in a lower Growth Cap Rate than would otherwise apply. We will provide notice between 15 and 45 days before any change in the Downside Protection is effective. Any change would only apply to new Segments started after the effective date of the change. The Growth Cap Rate and Downside Protection are set at the Company's sole discretion. However, we may only increase your Downside Protection from the current -25%.

As part of your initial instructions in selecting the MSO, you will specify what your minimum acceptable Growth Cap Rate is for a Segment. You may specify a minimum Growth Cap Rate from 6% to 10%. If the Growth Cap Rate we set, on the Segment Start Date, is below the minimum you specified then the account value will not be transferred from the MSO Holding Account into that Segment. If you do not specify a minimum Growth Cap Rate then your minimum Growth Cap Rate will be set at 6%. In addition, for account value to transfer into a Segment from the MSO Holding Account, the Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO ("A"), the Variable Index Benefit Charge rate ("B"), the annualized monthly Variable Index Segment Account Charge rate ("C") and the current annualized monthly mortality and expense risk charge rate ("D"). The Growth Cap Rate must be greater than (A+B+C+D). Please see "Index-Linked Return" later in this Prospectus for more information.

For example, you may specify a minimum Growth Cap Rate of 8%. If we set the Growth Cap Rate at 8% or higher for a Segment then a transfer from the MSO Holding Account will be made into that new Segment provided all other requirements and conditions discussed in this Prospectus are met. If we set the Growth Cap Rate below 8% then no transfer from the MSO Holding Account will be made into that Segment. No transfer will be made until a Segment Growth Cap Rate equal to or greater than 8% is set and all requirements are met or you transfer account value out of the MSO Holding Account.


INDEX-LINKED RETURN

We calculate the Index-Linked Return for a Segment by taking the Index-Linked Rate of Return and multiplying it by the Segment Account value on the Segment Maturity Date. The Segment Account value is net of the Variable Index Benefit Charge described below as well as any monthly deductions, policy loans and unpaid interest, distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law and any corresponding Market Value Adjustments. The Segment Account value does not include the Charge Reserve Amount described later in this Prospectus.


--------------------------------------------------------------------------------
If the Index:                 Your Index-Linked Rate of Return will be:
--------------------------------------------------------------------------------
goes up by more than the      equal to the Growth Cap Rate
Growth Cap Rate

goes up less than or equal    equal to the Index performance
to the Growth Cap Rate

stays flat or goes down 25%   equal to 0%
or less

goes down by more than        negative but will not reflect the first
25%                           25% of downside performance
--------------------------------------------------------------------------------


For instance, we may set the Growth Cap Rate at 15%. Therefore, if the Index has gone up 20% over your Segment Term, you will receive a 15% credit to your Segment Account value on the Segment Maturity Date. If the Index had gone up by 13% from your Segment Start Date to your Segment Maturity Date then you would receive a credit of 13% to your Segment Account value on the Segment Maturity Date.

If the Index had gone down 20% over the Segment Term then you would receive a return of 0% to your Segment Account value on the Segment Maturity Date.

If the Index had gone down by 30% by your Segment Maturity Date then your Segment Account value would be reduced by 5% on the Segment Maturity Date. The Downside Protection feature of the MSO will absorb the negative performance of the Index up to -25%.

The minimum Growth Cap Rate is 6%. However, account value will only transfer into a new Segment from the MSO Holding Account if the Growth Cap Rate is equal to or greater than your specified minimum Growth Cap Rate and meets the conditions discussed earlier in the "Growth Cap Rate" section.

In those instances where the account value in the MSO Holding Account does not transfer into a new Segment, the account value will remain in the MSO Holding Account until the next available, qualifying Segment unless you transfer the account value into the Unloaned GIO and/or other investment option available under your policy subject to any conditions and restrictions.

For instance, if we declare the Growth Cap Rate to be 6% and your specified minimum Growth Cap Rate is 6% but we are currently crediting an annual interest rate on the Unloaned GIO that is greater than


                                  Description of the Market Stabilizer Option  9

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or equal to 6% minus the sum of the charges (B+C+D) discussed in the Growth Cap
Rate section then your account value will remain in the MSO Holding Account on the date the new Segment would have started.

As indicated above, you must transfer account value out of the MSO Holding Account into the GIO and/or other investment options available under your policy if you do not want to remain in the MSO Holding Account.

If we declare the Growth Cap Rate to be 6% and your specified minimum Growth Cap Rate is 6% and if the sum of the charges (B+C+D) discussed in the "Growth Cap Rate" section plus the annual interest rate on the Unloaned GIO are less than 6% and all requirements are met then the net amount of the account value in the MSO Holding Account will transfer into a new Segment.

If you specified a minimum Growth Cap Rate of 10% in the above examples then account value would not transfer into a new Segment from the MSO Holding Account because the Growth Cap Rate did not meet your specified minimum Growth Cap Rate.


CHARGES

There is a percentage charge of 1.40% of any policy account value allocated to each one year Segment. We reserve the right to increase or decrease the charge although it will never exceed 2.40%. Of this percentage charge, 0.75% will be deducted on the Segment Start Date from the amount being transferred from the MSO Holding Account into the Segment as an up-front charge ("Variable Index Benefit Charge"), with the remaining 0.65% annual charge (of the current Segment Account value) being deducted from the policy account on a monthly basis during the Segment Term ("Variable Index Segment Account Charge").


--------------------------------------------------------------------------------
                                     Current
                                       Non-          Guaranteed
           MSO Charges             guaranteed          Maximum
--------------------------------------------------------------------------------
Variable Index Benefit Charge         0.75%            0.75%
--------------------------------------------------------------------------------
Variable Index Segment Account        0.65%            1.65%
Charge
--------------------------------------------------------------------------------
Total                                 1.40%            2.40%
--------------------------------------------------------------------------------

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

The base variable life policy's mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit will also be applicable to a Segment Account value or any amounts held in the MSO Holding Account. The mortality and expense risk charge is part of the policy monthly charges. Please see "How we deduct policy monthly charges during a Segment Term" for more information. The Customer Loyalty Credit offsets some of the monthly charges. Please refer to the appropriate variable life policy prospectus for more information.

If a Segment is terminated prior to maturity by policy surrender, or reduced prior to maturity by monthly deductions (if other funds are insufficient) or by loans or a Guideline Premium Force-out as described below, we will refund a proportionate amount of the Variable Index Benefit Charge corresponding to the surrender or reduction and the time remaining until Segment Maturity. The refund will be administered as part of the Market Value Adjustment process as described above. This refund will increase your surrender value or remaining Segment Account value, as appropriate. Please see Appendix I for an example and further information.


CHARGE RESERVE AMOUNT

If you elect the Market Stabilizer Option, you are required to maintain a minimum amount of policy account value in the Unloaned GIO to approximately cover the policy's estimated monthly charges for the Segment Term. This is the Charge Reserve Amount.

The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy's monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount will be reduced by each subsequent monthly deduction (but not to less than zero).

When you select the MSO, as part of your initial instructions, you will be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements, if necessary. If your values in the variable investment options including the MSO Holding Account and the unloaned portion of our GIO are insufficient to cover the Charge Reserve Amount, no new Segment will be established. Please see Segment Renewal above for more information regarding the Charge Reserve Amount and how amounts may be transferred to meet this requirement.

Please note that the Charge Reserve Amount may not be sufficient to cover actual monthly deductions during the Segment Term. Although the Charge Reserve Amount will be re-calculated on each Segment Start Date, and the amount already present in the Unloaned GIO will be supplemented through transfers from your value in the variable investment options including the MSO Holding Account, if necessary to meet this requirement, actual monthly deductions could vary up or down during the Segment Term due to various factors including but not limited to requested policy changes, additional premium payments, investment performance, loans, partial policy withdrawals from other investment options besides the MSO, and any changes we might make to current policy charges.


HOW WE DEDUCT POLICY MONTHLY CHARGES DURING A SEGMENT TERM

Under your base variable life policy, monthly deductions are allocated to the variable investment options and the Unloaned GIO according to deduction allocation percentages specified by you or based on a proportionate allocation should any of the individual investment option values be insufficient.

However, if the Market Stabilizer Option is elected, on the Segment Start Date, deduction allocation percentages will be changed so that 100% of monthly deductions will be taken from the Unloaned GIO during the Segment Term. In addition, if the value in the Unloaned GIO


10  Description of the Market Stabilizer Option

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is ever insufficient to cover monthly deductions during the Segment Term, the base policy's proportionate allocation procedure will be modified as follows:

1. The first step will be to take the remaining portion of the deduc tions proportionately from the values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account values.

2. If the Unloaned GIO and variable investment options, including any value in the MSO Holding Account, are insufficient to cover deductions in their entirety, the remaining amount will be allocated to the individual Segments proportionately, based on the current Segment Values.

3. Any portion of a monthly deduction allocated to an individual Segment will generate a corresponding Market Value Adjustment of the Segment Account value.

In addition, your base variable life policy will lapse if your net policy account value (please refer to your base variable life policy prospectus for a further explanation of this term) is not enough to pay your policy's monthly charges when due (unless one of the available guarantees against termination is applicable). If you have amounts allocated to MSO Segments, the Segment Value will be used in place of the Segment Account value in calculating the net policy account.

These modifications will apply during any period in which a Segment exists and has not yet reached its Segment Maturity Date.


MARKET VALUE ADJUSTMENT

Before a Segment matures, if you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges from a Segment, we will make a Market Value Adjustment which will most likely reduce your Segment Account value and your other policy values.

Therefore, the Market Value Adjustment to the Segment Account value will affect the amount you would receive when you surrender your policy. For loans and charge deductions, the Market Value Adjustment would most likely further reduce the account value remaining in the Segment Account value and therefore decrease the Segment Maturity Value.

We calculate the Market Value Adjustment by using the methodology described in the definition of "Market Value Adjustment" in the Definitions section. Appendix I at the end of this Prospectus provides examples of how the Market Value Adjustment is calculated.

The Market Value Adjustment reflects a fair market value methodology used to determine the value of the Put Option Factor when there are amounts deducted from a Segment before a Segment matures. We apply a Market Value Adjustment to recover costs incurred in providing the Downside Protection under the MSO.


TRANSFERS

There is no charge to transfer into and out of the MSO Holding Account and you can make a transfer at any time subject to any transfer restrictions within your policy. However, once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for transfers from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the remaining Charge Reserve Amount.

Thus the amount available for transfers from the Unloaned GIO will not be greater than any excess of the Unloaned GIO over the remaining Charge Reserve Amount.


WITHDRAWALS

Once policy account value has been swept from the MSO Holding Account into a Segment, you will not be allowed to withdraw the account value out of a Segment before the Segment Maturity Date unless you surrender your policy. You may also take a loan, please see "Loans" later in this Prospectus for more information. Any account value taken out of a Segment before the Segment Maturity Date will generate a Market Value Adjustment. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for withdrawals from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the Charge Reserve Amount. Thus, if there is any policy account value in a Segment, the amount which would otherwise be available to you for a partial withdrawal of net cash surrender value will be reduced, by the amount (if any) by which the sum of your Segment Values and the Charge Reserve Amount exceeds the policy surrender charge.

If the policy owner does not indicate or if we cannot allocate the withdrawal as requested due to insufficient funds, we will allocate the withdrawal proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.


CASH SURRENDER VALUE, NET CASH SURRENDER VALUE AND LOAN VALUE

If you have amounts allocated to MSO Segments, the Segment Values will be used in place of the Segment Account values in calculating the amount of any cash surrender value, net cash surrender value and maximum amount available for loans (please refer to your base variable life policy prospectus for a further explanation of these latter terms). This means an MVA would apply to those amounts. Please see Appendix I for more information.


GUIDELINE PREMIUM FORCE-OUTS

For policies that use the Guideline Premium Test, a new Segment will not be established or created if we determine, when we process your election, that a distribution from the policy will be required to maintain its qualification as life insurance under federal tax law at any time during the Segment Term.

However, during a Segment Term if a distribution becomes necessary under the force-out rules of Section 7702 of the Internal Revenue Code, it will be deducted proportionately from the values in the Unloaned GIO (excluding the Charge Reserve Amount) and in any variable investment option, including any value in the MSO Holding Account but excluding any Segment Account values.

If the Unloaned GIO (excluding the Charge Reserve Amount) and variable investment options, including any value in the MSO Holding


                                 Description of the Market Stabilizer Option  11

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Account, are insufficient to cover the force-out in its entirety, any remaining amount required to be forced out will be taken from the individual Segments proportionately, based on the current Segment Values.

ANY PORTION OF A FORCE-OUT DISTRIBUTION TAKEN FROM AN INDIVIDUAL SEGMENT WILL GENERATE A CORRESPONDING MARKET VALUE ADJUSTMENT OF THE SEGMENT ACCOUNT VALUE.

If the Unloaned GIO (excluding the remaining Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, and the Segment Values, is still insufficient to cover the force-out in its entirety, the remaining amount of the force-out will be allocated to the Unloaned GIO and reduce or eliminate any remaining Charge Reserve Amount under the Unloaned GIO.


LOANS

Please refer to the appropriate variable life insurance policy prospectus for information regarding policy loan provisions.

You may specify how your loan is to be allocated among the MSO, the variable investment options and the Unloaned GIO. Any portion of a requested loan allocated to the MSO will be redeemed from the individual Segments and the MSO Holding Account proportionately, based on the value of the MSO Holding Account and the current Segment Values of each Segment. Any portion allocated to an individual Segment will generate a corresponding Market Value Adjustment of the Segment Account value and be subject to a higher guaranteed maximum loan spread (2% for policies with a contract state of New York and Oregon and 5% for other policies).

If you do not indicate or if we cannot allocate the loan from your values in the MSO Holding Account and Segment(s), the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options, we will allocate the loan proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, are insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the individual Segments proportionately, based on current Segment Values.

ANY PORTION OF A LOAN ALLOCATED TO AN INDIVIDUAL SEGMENT WILL GENERATE A CORRESPONDING MARKET VALUE ADJUSTMENT OF THE SEGMENT ACCOUNT VALUE AND BE SUBJECT TO A HIGHER GUARANTEED MAXIMUM LOAN SPREAD.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account and the Segment Values, are still insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the Unloaned GIO and will reduce or eliminate the remaining Charge Reserve Amount.

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated on the same basis as monthly deductions. See "How we deduct policy monthly charges during a Segment Term."

Whether or not any Segment is in effect and has not yet reached its Segment Maturity Date, loan repayments will first reduce any loaned amounts that are subject to the higher maximum loan interest spread. Loan repayments will first be used to restore any amounts that, before being designated as loan collateral, had been in the Unloaned GIO. Any portion of an additional loan repayment allocated to the MSO at the policy owner's direction (or according to premium allocation percentages) will be transferred to the MSO Holding Account to await the next available Segment Start Date and will be subject to the same conditions described earlier in this Prospectus.


PAID UP DEATH BENEFIT GUARANTEE

Please note that the MSO is not available while the Paid Up Death Benefit Guarantee is in effect. Please see the appropriate variable life policy prospectus for more information.


REQUESTED FACE AMOUNT INCREASES

Please refer to the appropriate variable life insurance policy prospectus for conditions that will apply for a requested face amount increase.

If you wish to make a face amount increase during a Segment Term, the MSO requires that a minimum amount of policy account value be available to be transferred into the Unloaned GIO (if not already present in the Unloaned GIO), and that the balance after deduction of monthly charges remain there during the longest remaining Segment Term subject to any loans as described above. This minimum amount will be any amount necessary to supplement the existing Charge Reserve Amount so as to be projected to be sufficient to cover all monthly deductions during the longest remaining Segment Term. Such amount will be determined assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account value, and that no further policy changes or additional premium payments are made.

Any necessary transfers to supplement the amount already present in the Unloaned GIO in order to meet this minimum requirement will take effect on the effective date of the face amount increase. There will be no charge for this transfer. Any transfer from the variable investment options including the MSO Holding Account will be made in accordance with your directions. Your transfer instructions will be requested as part of the process for requesting the face amount increase. If the requested allocation is not possible due to insufficient funds, the required amount will be transferred proportionately from the variable investment options, as well as the MSO Holding Account. If such transfers are not possible due to insufficient funds, your requested face amount increase will be declined.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

Please refer to the appropriate variable insurance policy prospectus for more information regarding your right to cancel your policy within a certain number of days. However, the policy prospectus provisions that


12  Description of the Market Stabilizer Option

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address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued (30th day in most states if your policy is issued as the result of a replacement), we will re-allocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in this Prospectus.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain for 20 days (unless the policy is issued as the result of a replacement, in which case amounts in the MSO Holding Account will remain there for 30 days (45 days in PA)). Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in this Prospectus.


RIGHT TO DISCONTINUE AND LIMIT AMOUNTS ALLOCATED TO THE MSO

We reserve the right to restrict or terminate future allocations to the MSO at any time. If this right were ever to be exercised by us, all Segments outstanding as of the effective date of the restriction would be guaranteed to continue uninterrupted until Segment Maturity. As each such Segment matured, the balance would be reallocated to the Unloaned GIO and/or variable investment options per your instructions, or to the EQ/Money Market investment option if no instructions are received. We may also temporarily suspend offering Segments at any time and for any reason including emergency conditions as determined by the Securities and Exchange Commission. We also reserve the right to establish a maximum amount for any single policy that can be allocated to the MSO.


ABOUT SEPARATE ACCOUNT NO. 67

Amounts allocated to the MSO are held in a "non-unitized" separate account we have established under the New York Insurance Law. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the MSO, regardless of whether assets supporting the MSO are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. Futures, options and interest rate swaps may be used for hedging purposes.

Although the above generally describes our plans for investing the assets supporting our obligations under MSO, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.


                                 Description of the Market Stabilizer Option  13

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5. Distribution of the policies


--------------------------------------------------------------------------------

The MSO is only available only under certain variable life insurance policies issued by AXA Equitable. Extensive information about the arrangements for distributing the variable life insurance policies, including sales compensation, is included under "Plan of Distribution" in the appropriate variable life insurance policy prospectus and under "Distribution of the Policies" in the statement of additional information that relates to that prospectus. All of that information applies regardless of whether you choose to use the MSO, and there is no additional plan of distribution or sales compensation with respect to the MSO.


14  Distribution of the policies

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6. Incorporation of certain documents by reference

--------------------------------------------------------------------------------

AXA Equitable's Annual Report on Form 10-K for the period ended ______________ (the "Annual Report"), 10-Qs dated _______ and 8-Ks dated _______ are considered to be part of this Prospectus because it is incorporated by reference.

AXA Equitable files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC's public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC's website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Under the Securities Act of 1933, AXA Equitable has filed with the SEC a registration statement relating to the Market Stabilizer Option (the "Registration Statement"). This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file the Registration Statement and our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this Prospectus because they are incorporated herein. In accordance with SEC rules, we will provide copies of any exhibits specifically incorporated by reference into the text of the Exchange Act reports (but not any other exhibits). Requests for documents should be directed to AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234). You can access our website at www.axa-equitable.com.


                             Incorporation of certain documents by reference  15

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Appendix I: Market value adjustment examples

--------------------------------------------------------------------------------

                 Hypothetical Market Value Adjustment Examples

Example of Market Value Adjustment to determine Segment Value

Explanation of formulas below.


------------------------------------------------------------------------------------------------------------------------------------
Division of MSO into segments                    Segment 1:                                 Segment 2:                    Total
------------------------------------------------------------------------------------------------------------------------------------
Start Date                     3rd Friday of January, Calendar Year Y     3rd Friday of February, Calendar Year Y
------------------------------------------------------------------------------------------------------------------------------------
Maturity Date                  3rd Friday of January, Calendar Year Y+1   3rd Friday of February, Calendar Year Y+1
------------------------------------------------------------------------------------------------------------------------------------
Segment Term                   1 year                                     1 year
------------------------------------------------------------------------------------------------------------------------------------
Valuation Date                 3rd Friday of July, Calendar Year Y        3rd Friday of July, Calendar Year Y
------------------------------------------------------------------------------------------------------------------------------------
Initial Segment Account        5,000                                      15,000                                           20,000
------------------------------------------------------------------------------------------------------------------------------------
Put Option Factor              0.0354                                     0.0346
------------------------------------------------------------------------------------------------------------------------------------
Remaining Segment Term         6 months / 12 months = 6/12                7 months / 12 months = 7/12
------------------------------------------------------------------------------------------------------------------------------------
Variable Index Benefit Charge  0.75  %                                    0.75  %
------------------------------------------------------------------------------------------------------------------------------------
Market Value Adjustment        5,000 x (0.0354 - (6 / 12) x (0.0075 /     15,000 x (0.0346 - (7 / 12) x (0.0075 /          610.99
                               (1 - 0.0075) )) = 5000 x 0.032 = 158.11    (1 - 0.0075) ) ) = 15,000 x 0.030 = 452.88
------------------------------------------------------------------------------------------------------------------------------------
Segment Value                  5,000 x (1 - 0.032) = 5000 - 158.11 =      15,000 x (1 - 0.030) = 15,000 - 452.88 =      19,389.01
                               4,841.89                                   14,547.12
------------------------------------------------------------------------------------------------------------------------------------

Market Value Adjustment = (Segment Account value) x [ (Put Option Factor)
 - (Number of days between Valuation Date and Maturity Date) /( Number of days between Start Date and Maturity Date) x ( 0.0075 / (1 - 0.0075) ) ]

Segment Value = (Segment Account value) - (Market Value Adjustment)

                               ----------------

Example of a Market Value Adjustment corresponding to a loan allocated to a Segment, for Segment Values and Segment Account values listed above

Loan Amount: 2,000
Date: 3rd Friday of July, Calendar Year Y

Explanation of formulas below.


------------------------------------------------------------------------------------------------------------------------------------
Division of MSO into segments                    Segment 1:                              Segment 2:                  Total
------------------------------------------------------------------------------------------------------------------------------------
Loan Allocation                  2,000 x 4,841.89 / 19,389.01 = 499.45   2,000 x 14,547.12 / 19,389.01 = 1,500.55       2,000
------------------------------------------------------------------------------------------------------------------------------------
Segment Value after Loan         4,841.89 - 499.45 = 4,342.44            14,547.12 - 1500.55 = 13,046.57            17,389.01
------------------------------------------------------------------------------------------------------------------------------------
Segment Account value after      4,342.44 / (1 - 0.032) = 4,484.24       13,046.57 / (1 - 0.030) = 13,452.73        17,936.98
Loan
------------------------------------------------------------------------------------------------------------------------------------
Market Value Adjustment          5,000 - 4,484.24 - 499.45 = 16.31       15,000 - 13,452.73 - 1,500.55 = 46.72          63.03
------------------------------------------------------------------------------------------------------------------------------------

Loan Allocation: On pro-rata basis based on current Segment Values.

Segment Value after Loan = (Segment Value) - (Loan Allocation)

Market Value Adjustment = (Segment Account value before Loan) - (Segment Account after Loan) - (Loan Allocation)


A-1 Appendix I: Market value adjustment examples